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                            October 4, 2021

       Yishai Cohen
       Chief Executive Officer
       Landa App 2 LLC
       6 W. 18th Street
       New York, NY 10011

                                                        Re: Landa App 2 LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed September 17,
2021
                                                            File No. 024-11648

       Dear Mr. Cohen:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2021 letter.

       Form 1-A submitted September 17, 2021

       Unaudited Pro Forma Condensed Combined Financial Statements, page F-17

   1. We note your response to our comment 2. Please explain to us why you have not reflected Landa Series
4085 Springvale Way within your pro forma financial information or revise your pro
forma financial information accordingly. Reference is made to Part F/S of Form 1-A for
financial statements requirements.
       Exhibits

   2. We note your auditor's consent at exhibit 11.1 references their report dated September 17,
                                                        2021. We further note
their audit report on page F-2 is dated August 9, 2021. Please have your auditor revise
their consent and/or report for consistency.
 Yishai Cohen
Landa App 2 LLC
October 4, 2021
Page 2

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameYishai Cohen
                                                             Division of
Corporation Finance
Comapany NameLanda App 2 LLC
                                                             Office of Real
Estate & Construction
October 4, 2021 Page 2
cc:       Mark Schonberger, Esq.
FirstName LastName